UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Federal Signal Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

313855108

(CUSIP Number)

Warren B. Kanders
c/o Kanders & Company, Inc.
One Landmark Square, 22nd Floor
Stamford, CT 06901

Copy to:
Robert L. Lawrence, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, NY 10019
212-541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2008

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⁭

____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313855108	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS:
	Warren B. Kanders
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,755,954

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,755,954

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,755,954

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.74%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 313855108	13D	Page 3 of 9 Pages

Item 1. Security and Issuer.

This Schedule 13D (“Statement”) relates to the shares of common stock, par value $1.00 per share (the “Common Stock”), of Federal Signal Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1415 West 22nd Street, Oak Brook, Illinois 60523.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Statement is filed by Warren B. Kanders (the “Reporting Person”), a citizen of the United States of America. The business address of the Reporting Person is c/o Kanders & Company, Inc., One Landmark Square, 22nd Floor, Stamford, CT 06901. The Reporting Person is President of Kanders & Company, Inc., a private investment firm owned and controlled by the Reporting Person.

(d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Statement as beneficially owned by the Reporting Person were acquired with approximately $33,562,260 of personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for his own account, and except as described below, for investment purposes. The Reporting Person has maintained a long-standing interest in the business of the Issuer. The Reporting Person purchased the shares based on the Reporting Person’s belief that the shares of Common Stock were undervalued and offered the potential for price appreciation. The Reporting Person believes that effective leadership could reverse the Issuer’s significant negative rate of return over the five years ending December 31, 2007 - a period when the Russell 2000 and the S & P Mid Cap indices have more than doubled in value.

In December 2007, the Issuer announced the resignation of Robert Welding as the Issuer's CEO and President, and disclosed that the Issuer has formed a search committee (the “Search Committee”), comprised of a group of directors of the Board of the Issuer, to begin the search for a new CEO. In early 2008, the Reporting Person was advised that the Issuer's investment banker has recommended the Reporting Person to the Search Committee as a viable candidate for the CEO position. On April 24, 2008, the Reporting Person delivered a letter (the “April 24 Letter”) to the Issuer’s board of directors (the “Board”) in which the Reporting Person formally submitted his candidacy to serve as the Issuer’s Chief Executive Officer. In the April 24 Letter, the Reporting Person discussed his qualifications for the CEO position. The Reporting Person explained that, as former Chairman of the Board and CEO of Armor Holdings, Inc. (NYSE: AH), a company which was sold to BAE Systems, plc in July 2007 for approximately $4.5 billion, he maintained an interest in the business of the Issuer for approximately 10 years. In the April 24 Letter, the Reporting Person included the following information regarding his success with Armor Holdings:

CUSIP No. 313855108	13D	Page 4 of 9 Pages

“In January 1996, I invested in Armor Holdings, Inc., then known as American Body Armor and Equipment, Inc., a publicly traded company listed on the NASDAQ pink sheets, at an average cost of $0.71 per share. The Company had just emerged from bankruptcy, and had approximately $12,000,000 in revenues and $1,000,000 in EBITDA in 1995. Over the next eleven plus years, the Company grew, both organically and through acquisitions, to a diversified global manufacturer of protective systems for the military, government, law enforcement agencies and commercial customers. In that time, the Company completed over 30 acquisitions, completed numerous bank financings and public offerings and private placements of both debt and equity securities, and became listed first on the American and then on the New York Stock Exchanges. At the time of the Company’s sale to BAE Systems, plc in July 2007, at an aggregate price of $4.5 billion, or $88 per share, it had revenues of approximately $2.2 billion and EBITDA of approximately $280 Million for fiscal 2006, with fiscal 2007 guidance of approximately $3.5 billion in revenues.”

In the April 24 Letter, the Reporting Person recognized that although the Issuer was a leader in a number of segments in which it operates, the Issuer must confront many formidable challenges if it is to optimize its strengths and adequately reward the faith of its stockholders, including the following challenges:

-	reducing the cyclicality of its product mix;
-	increasing geographic diversification;
-	accelerating technological innovation to maintain the Issuer’s cutting edge technology so that it remains competitive;
-	adopting creative incentive compensation plans to attract and retain quality executives and key personnel;
-	minimizing product liability exposure; and
-	recapitalizing the Issuer's capital structure that restricts the Issuer’s ability to raise capital.

In the April 24 Letter, the Reporting Person also briefly discussed how under the right leadership, the Issuer’s stockholder value could be propelled to levels not previously attained.

A copy of the April 24 Letter is filed as Exhibit A hereto.

On May 15, 2008, the Reporting Person met in Chicago with all of the members of the Search Committee. On May 19, 2008, the Reporting Person delivered a letter (the “May 19 Letter”) to the Search Committee expressing his appreciation for the opportunity to personally present his credentials. In the May 19 Letter, the Reporting Person expressed his belief that it is good corporate governance for a CEO to hold a significant equity interest in the company that he or she manages, so that the CEO’s interests are totally aligned with the interests of the other stockholders. The Reporting Person explained that he had purchased approximately 4.9% of the Issuer’s outstanding Common Stock. The Reporting Person also promised that, if selected as Chief Executive Officer, he would commit the energy, time and efforts to optimize the Issuer’s strengths and improve value for all the Issuer’s constituencies. A copy of the May 19 Letter is filed as Exhibit B hereto.

In mid-May 2008, the Reporting Person was advised by the Search Committee through Mr. Gregory T. Carrott of Cavoure LP, the CEO search advisor and agent engaged by the Issuer (“Cavoure”), that he and all other candidates were required to submit to psychological tests administered by Psychological Associates. The Reporting Person explained that as an executive with some public persona, he was of course sensitive to insuring that the results of such tests be scrupulously confidential, and their use be limited solely for the purpose of evaluating his candidacy. Thereafter, the Reporting Person exchanged correspondence with Cavoure regarding the conditions of confidentiality governing the results of interviews and psychological testing. During the exchange, the Reporting Person explained that his schedule for June was extremely tight but that he could set aside the day of June 10 to be available to complete the testing program.

CUSIP No. 313855108	13D	Page 5 of 9 Pages

By letter dated May 23, 2008 from the Reporting Person to Cavoure and letter dated May 30, 2008 by Cavoure to the Reporting Person, the Reporting Person and Cavoure, as agent on behalf of the Issuer, established the conditions of confidentiality governing the test results and interviews in connection with the evaluation and selection of the Issuer’s Chief Executive Officer as a predicate to the Reporting Person’s agreement to submit to the tests. In the May 30 letter, Cavoure acknowledged that the agreed principles of confidentiality “are all good practice and the right things to do.” A copy of the Reporting Person’s letter dated May 23, 2008 and Cavoure’s letter dated May 30, 2008, are filed as Exhibits C and D hereto, respectively.

On June 10, 2008, the Reporting Person presented himself to take the psychological tests administered by Psychological Associates. After having taken two of the proposed tests, the representative of Psychological Associates administering the tests presented the Reporting Person with a document styled “Assurance of Confidentiality”, requesting that he sign it before any further testing could proceed. The Reporting Person advised Psychological Associates of his policy not to sign any legal document until it had been reviewed by counsel, whereupon he arranged for it to be sent to counsel for review during which the testing process was halted by Psychological Associates. The Reporting Person nonetheless offered to proceed with the testing program while this issue was being reviewed by counsel. This offer was rejected by Psychological Associates. Upon review of the “Assurance of Confidentiality”, the Reporting Person’s counsel advised him not to sign it, as it failed to incorporate the protections and safeguards which had been carefully negotiated and agreed with Cavoure and the Issuer.

On June 12, 2008, the Reporting Person delivered a letter (the “June 12 Letter”) to the Issuer’s Board which explained the course of events at the Psychological Associates testing center and the waste of time resulting from the refusal of Psychological Associates to administer the balance of the tests while counsel attempted to resolve the language of the “Assurance of Confidentiality.” In the June 12 Letter, the Reporting Person reiterated his commitment to the process and reaffirmed his long-term commitment to the Issuer. The Reporting Person indicated that having rearranged his schedule with considerable difficulty to make himself available to take the full day of tests on June 10, his schedule for the rest of June was extremely tight and did not allow for a “make-up” date. In the June 12 Letter, the Reporting Person explained that he would of course do everything in his power to try to accommodate a meeting in Chicago with those members of the Board to whom he had not yet been introduced so that they could evaluate him in person. The Reporting Person expressed his belief that the Board had more than sufficient information about him to evaluate his candidacy based upon his extensive public record of achievement, interviews with the Search Committee and rigorous background check, without the need for further psychological tests. A copy of the June 12 Letter is filed as Exhibit E hereto.

On June 13, 2008, Mr. James C. Janning, Chairman of the Board of the Issuer (“Mr. Janning”), delivered a letter to the Reporting Person indicating that if the Reporting Person would like to be considered for the position of CEO of the Issuer, he should make arrangements again to complete the testing on or before June 25, 2008. In the letter, Mr. Janning did not acknowledge the difficulty in the Reporting Person’s schedule to devote another day to retake the psychological tests or the Reporting Person’s willingness to have completed the testing program of June 10, the day it had been originally scheduled. A copy of the Issuer’s letter dated June 13, 2008 is filed as Exhibit F hereto.

CUSIP No. 313855108	13D	Page 6 of 9 Pages

On June 17, 2008, the Reporting Person delivered a letter to Mr. Janning (the “June 17 Letter”), whereby the Reporting Person expressed his great disappointment in the tenor of Mr. Janning’s June 13 letter and its failure to address the issues raised in the June 12 Letter. In the June 17 Letter, the Reporting Person explained that by failing to address any of the circumstances surrounding the debacle of the psychological testing program administered by Psychological Associates on June 10, 2008, Mr. Janning's letter could be construed by the Issuer’s stockholders as evidence of a scheme to corrupt the search process by placing insurmountable obstacles in the path of those candidates, however qualified, who are not favored by Mr. Janning. In the June 17 Letter, the Reporting Person explained that viewed in the most favorable light, the failure of the Search Committee, and its agents, Cavoure and Psychological Associates, to coordinate the administration of the testing program on the one day that the Search Committee knew the Reporting Person could make available for that purpose evidences an ineptitude that possibly explains why the Issuer’s total return to stockholders had declined more than 35% over the five years ended December 31, 2007, while the Russell 2000, the S & P Midcap 400 and the S & P Industrial indices have all increased by more than 200% over the same period. The Reporting Person noted that if Mr. Janning's letter sincerely reflected the importance the Board places on such psychological tests as a criteria for appointment as the Issuer’s Chief Executive Officer, the Board should publicly announce the date on which the Acting Chief Executive Officer took the same battery of psychological tests that the Reporting Person was being asked to take for a second time and the weight the Board placed on those test results in its decision to appoint the Acting Chief Executive Officer. The Reporting Person expressed his belief that absent such disclosure, stockholders having a more suspicious view of these events might believe that the public search process was merely intended to disguise a predetermined plan to name the Acting Chief Executive Officer as permanent CEO. A copy of the June 17 Letter is filed as Exhibit G hereto.

On June 20, 2008, Mr. Janning delivered a letter (the “June 20 Letter”) to the Reporting Person generally noting that there has been no “scheme to corrupt the search process. Psychological testing is a routine part of many executive search processes.” Mr. Janning insisted that if the Reporting Person is to remain a candidate for the CEO position, he must comply with the process of the psychological testing. A copy of the June 20 Letter is filed as Exhibit H hereto.

On June 24, 2008, the Reporting Person delivered a letter (the “June 24 Letter”) which responds to Mr. Janning's June 20 Letter. In the June 24 Letter, the Reporting Person explains that, having served as a Chairman of the Board and Chief Executive Officer of several public companies, he understands the importance of process and the Board’s responsibility to recruit the best possible new CEO for the benefit of all stockholders. However, in the June 24 Letter, the Reporting Person discusses why he believes that the process of the Issuer's CEO selection was tainted to unfairly prejudice his candidacy. The Reporting Person also expresses his belief that the Issuer and its stockholders could unfortunately lose significantly if the Board declines to consider his candidacy fairly based upon the considerable amount of information it already has without requiring completion of the psychological tests. The Reporting Person reiterated that he has a variety of ideas and recommendations for addressing the issues confronting the Issuer and extensive experience in implementing strategies designed to increase stockholder value. Lastly, the Reporting Person reaffirmed his interest in the CEO position and again noted that he was prepared do everything possible to try to accommodate a meeting in Chicago with those members of the Board who he has not yet met so that they may evaluate him in person. A copy of the June 24 Letter is filed as Exhibit I hereto.

The Reporting Person is awaiting the results of the Search Committee and Board of the Issuer and its selection of a new CEO, and the Reporting Person will continue to evaluate his options in regard to shares of the Common Stock.

CUSIP No. 313855108	13D	Page 7 of 9 Pages

Other than as set forth in this Item 4, the Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Person intends to review his investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any action to change the composition of the Board, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Any description herein of the above referenced letters are qualified in their entirety by reference to the attached Exhibits A through I.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c). As of June 27, 2008, the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 2,755,954 shares of Common Stock, constituting approximately 5.74% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 47,997,478 Common Shares outstanding as of April 13, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended March 31, 2008, filed with the Securities and Exchange Commission on May 2, 2008), over which the Reporting Person exercises sole voting and dispositive power.

No transactions in the shares of Common Stock have been effected by the Reporting Person during the last 60 days except the following transactions, each of which was made by the Reporting Person in a broker’s transaction in the open market. Prices do not include brokerage commissions.

Date	Number of Shares	Price Per Share

June 27, 2008	125,000	$12.418
June 26, 2008	137,600	$12.725
June 26, 2008	32,300	$12.770
June 25, 2008	7,835	$13.897
June 24, 2008	87,265	$13.883
May 23, 2008	15,000	$12.600
May 1, 2008	15,000	$14.066
April 30, 2008	13,600	$14.184
April 29, 2008	33,500	$14.008
April 28, 2008	2,900	$13.991
April 25, 2008	25,000	$14.051
April 24, 2008	52,000	$13.931

(d) and (e). Not Applicable

CUSIP No. 313855108	13D	Page 8 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit A -	Letter dated April 24, 2008 from the Reporting Person to the Issuer’s Board of Directors.

Exhibit B -	Letter dated May 19, 2008 from the Reporting Person to the Issuer’s Board of Directors.

Exhibit C -	Letter dated May 23, 2008 from the Reporting Person to Cavoure.

Exhibit D -	Letter dated May 30, 2008 from Cavoure to the Reporting Person.

Exhibit E -	Letter dated June 12, 2008 from the Reporting Person to the Issuer’s Board of Directors and Members of the Chief Executive Officer Search Committee.

Exhibit F -	Letter dated June 13, 2008 from James C. Janning, Chairman of the Board of the Board of the Issuer, to the Reporting Person.

Exhibit G -	Letter dated June 17, 2008 from the Reporting Person to Mr. James C. Janning, Chairman of the Board of the Board of the Issuer.

Exhibit H -	Letter dated June 20, 2008 from James C. Janning, Chairman of the Board of the Board of the Issuer, to the Reporting Person.

Exhibit I -	Letter dated June 24, 2008 from the Reporting Person to Mr. James C. Janning, Chairman of the Board of the Board of the Issuer.

CUSIP No. 313855108	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 27, 2008

/s/ Warren B. Kanders
Warren B. Kanders

Warren B. Kanders
One Landmark Square - 22nd Floor
Stamford, Connecticut 06901
Tel.: (203) 552-9600
Fax: (203) 552-9607

April 24, 2008

Via Facsimile and Federal Express

Board of Directors
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

Attention:	Jennifer L. Sherman
Corporate Secretary

Ladies and Gentlemen:

My name is Warren B. Kanders. I am the beneficial owner of approximately 4.9% of the outstanding common stock of Federal Signal Corporation (“FSS”) and am pleased to take this opportunity to introduce myself to members of the Board.

As former Chairman of the Board and CEO of Armor Holdings, Inc. (NYSE: AH), a company which we sold to BAE Systems, PLC in July, 2007 for approximately $4.5 billion, I have maintained a long-standing interest in FSS.

In January 1996, I invested in Armor Holdings, Inc., then known as American Body Armor and Equipment, Inc., a publicly traded company listed on the NASDAQ pink sheets, at an average cost of $0.71 per share. The Company had just emerged from bankruptcy, and had approximately $12,000,000 in revenues and $1,000,000 in EBITDA in 1995. Over the next eleven plus years, the Company grew, both organically and through acquisitions, to a diversified global manufacturer of protective systems for the military, government, law enforcement agencies and commercial customers. In that time, the Company completed over 30 acquisitions, completed numerous bank financings and public offerings and private placements of both debt and equity securities, and became listed first on the American and then on the New York Stock Exchanges. At the time of the Company’s sale to BAE Systems, PLC in July 2007, at an aggregate price of $4.5 billion, or $88 per share, it had revenues of approximately $2.2 billion and EBITDA of approximately $280 million for fiscal 2006, with fiscal 2007 guidance of approximately $3.5 billion in revenues.

Jennifer L. Sherman - Corporate Secretary
April 24, 2008

I believe that I can successfully utilize the same skills to enhance the value of FSS to its shareholders. For that reason, I formally submit my candidacy as Chief Executive Officer and a director of FSS, which candidacy I believe has been presented to you and endorsed by the Company’s investment bank and by the Ramius Group, FSS’s largest stockholder. As evidence of faith in my ability to achieve my vision for FSS and grow value for all FSS stockholders, I have invested more than $25 million of my personal funds in open market purchases of FSS shares.

However, although it is a leader in a number of segments in which it operates, FSS must address formidable challenges if it is to optimize its strengths and adequately reward the faith of its stockholders:

-	reducing the cyclicality of its product mix;
-	increased geographic diversification;
-	accelerating technological innovation to maintain the Company’s cutting edge technology so that it remains competitive;
-	adopting creative incentive compensation plans to attract and retain quality executives and key personnel;
-	minimizing product liability exposure; and
-	recapitalizing FSS’ capital structure that restricts the Company’s ability to raise capital, issues I have confronted and successfully addressed as CEO of Armor Holdings, Inc.

Most urgently, I believe I can assist the Board and provide the leadership necessary to reverse the negative rate of return the Company has delivered to shareholders over the past five years - a period when the Russell 2000 and the S&P Midcap indices have more than doubled in value.

I believe that the U.S. is undergoing a renaissance in its industrial manufacturing base - due in part to the decline in the U.S. dollar, and in part to increased productivity of the American worker. FSS should seize this opportunity to accelerate its organic growth. At the same time, current dislocations in the credit markets offer unique opportunities to grow through carefully targeted acquisitions. Under the right leadership, these drivers, working in tandem, could propel FSS’s shareholder value to levels not previously attained.

In the area of corporate governance, I commend the Board for making an amicable and constructive settlement with the Ramius Group, resulting in the addition of two talented members to the Board - evidencing a spirit of cooperation rather than confrontation with the Company’s largest stockholder, which should benefit all stockholders.

FSS and the Board are at an inflection point.

The Board must now focus on selecting a CEO with a proven capacity for leadership and a vision to carry FSS to a higher level for the benefit of all its constituencies. I have spent virtually my entire career and business experience with companies in the public markets. The financial rewards I have achieved for my stockholders, and the reputation I enjoy among institutional investors, including many who are stockholders of FSS, has earned their trust and respect.

Jennifer L. Sherman - Corporate Secretary
April 24, 2008

I would be pleased to meet with members of the CEO Search Committee and the entire Board at their convenience to present my credentials. I am available to assist the Board in whatever way it deems most appropriate to offer guidance and counsel to grow the Company’s business and enhance its financial performance.

I appreciate your consideration and await your prompt response.

Very truly yours,

/s/ Warren B. Kanders
Warren B. Kanders
WBK/bdr

Warren B. Kanders
One Landmark Square - 22nd Floor
Stamford, Connecticut 06901
Tel.: (203) 552-9600
Fax: (203) 552-9607

May 19, 2008

Via Facsimile and Federal Express
Messrs:	Charles Campbell, Director
James Goodwin, Director
James Janning, Director
John McCartney, Director
Joseph Wright, Director
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523
Attention:	Jennifer L. Sherman
Corporate Secretary

Gentlemen:

I wish to express my appreciation for the opportunity to personally present my credentials to the Search Committee yesterday. I was impressed by the Committee’s dedication as it fulfills one of the Board’s most important duties - selecting the person with the knowledge, experience, character and vision to lead Federal Signal Corporation to a new level of success - for its shareholders, employees, customers and the communities in which does business.

In discharging your duty, I ask only that you carefully consider my record of success - as Chief Executive Officer of Armor Holdings, Inc. - a manufacturing company whose size, customer base and product mix are similar to FSS’s - and prior thereto, as Chief Executive Officer and a principal stockholder of Benson Eyecare Corporation. The value I created for stockholders of both companies is a matter of public record.

It is my belief in good corporate governance that as Chief Executive Officer, I should hold a significant equity interest in the companies I manage, so that my interests are totally aligned with the interests of other shareholders. To that end, I have purchased over time approximately 4.9% of the outstanding common stock of FSS, investing my personal funds, and intend to continue to accumulate shares in the future irrespective of your decision as to my candidacy.

Having now had the opportunity to discuss my philosophy of leadership and my vision for the Company’s future with members of the Board, and having listened carefully to your expectations, I am certain we can work collaboratively to reverse the Company’s fortunes.

Federal Signal Board of Directors
May 19, 2008

The path will not be easy, the challenges are formidable. However, I can promise you that if selected as Chief Executive Officer, I will commit my energy, my time and my efforts to optimizing the Company’s strengths and improving value for all of FSS’s constituencies.  I look forward to this challenge.

I would welcome the opportunity to meet with the other members of the Board to continue this dialogue.

Very truly yours,

/s/ Warren B. Kanders
Warren B. Kanders
WBK/bdr

WARREN B. KANDERS
One Landmark Square
Stamford, Connecticut 06901

May 23, 2008

Mr. Gregory T. Carrott
Cavoure LP
190 South LaSalle Street, Suite 500
Chicago, Illinois 60603

Dear Greg:

Thank you for your e-mail of May 21, 2008 in which you discuss certain next steps relating to my candidacy for the CEO position at Federal Signal Corporation (the “Company”). I am happy to participate in the interviews and testing you describe. However, I would like confirmation that I am one of the three finalists being considered by the Board of Directors of the Company and that each finalist will be subjected to the same testing process.

Additionally, as you can understand, I would like confirmation that the Company, its Board and each member of the Board, Messrs. Janning, Goodwin, Campbell, Gerrity, Hamada, Jones and McCartney and Ms. Reichelderfer, agree that results of such interviews and testing:

a.	will be held by the Company and by each member of the Company’s Board in the strictest confidence,

b.	will be shared with me upon request,

c.
will not be disclosed, directly or indirectly, by the Company, or any officer, director, employee or agent of the Company, to any other party for any reason, and upon the selection of the Company’s CEO by the Board, such results will immediately be destroyed, and

d.	will be used solely and exclusively for the purpose of evaluating and selecting the Company’s CEO, and for no other purpose, whether directly or indirectly.

Mr. Gregory T. Carrott

May 23, 2008

I would appreciate it if you could please confirm to me in writing on behalf of the Company and each member of the Board of Directors that the matters set forth above and herein have been agreed to by each of the parties requested herein. Please let me know if you have any questions. I am looking forward to the next round of interviews. Kind regards.

Very truly yours,

/s/ Warren B. Kanders
Warren B. Kanders

CAVOURE
ADVISORS IN EXECUTIVE SEARCH

May 30, 2008

VIA OVERNIGHT COURIER

Mr. Warren B. Kanders
Kanders & Company, Inc.
One Landmark Square
22nd Floor
Stamford, CT 06901

Dear Warren:

All finalists who are under consideration to become the chief executive officer of Federal Signal will undergo the same tests and interviews. At to your request, your interview will be conducted by video conference.

In response to your letter, we agree that the results of your interview will be held in the strictest confidence and be used solely and exclusively for the purpose of evaluating and selecting the company's CEO, shared with you upon request, not disclosed with anyone outside of the company absent a court order and will be destroyed upon selection of the CEO.

All my best,

Gregory T. Carrott

cc: Mr. James C. Janning
Mr. James E. Goodwin

CAVOURE LP SUITE 500 190 SOUTH LASALLE STREET CHICAGO, ILLINOIS 60603 312.957.4150

Warren B. Kanders
One Landmark Square - 22nd Floor
Stamford, Connecticut 06901
Tel.: (203) 552-9600
Fax: (203) 552-9607

June 12, 2008

Via E-mail and Facsimile
Messrs:	James E. Goodwin
Charles R. Campbell
James C. Janning
John F. McCartney
Joseph R. Wright
Directors, Members of the Chief Executive Officer Search Committee
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523
Attention:	Jennifer L. Sherman
Corporate Secretary

Gentlemen:

On June 10, 2008, at the request of the Chief Executive Officer Search Committee of the Board of Directors, I submitted to a battery of psychological tests administered by Psychological Associates, although I personally believe such tests to be a less reliable marker of a candidate’s future success as CEO than the candidate’s record of achievement. As I am sure the Committee understands, as an executive with some public persona, I am of course sensitive to insuring that the results of such tests be scrupulously confidential, their use limited solely for the purpose of evaluating my candidacy.

Therefore, several weeks before the date scheduled for these tests, anticipating the need for a mutually satisfactory confidentiality agreement, I exchanged correspondence with Gregory T. Carrott of Cavoure, the executive search firm engaged by the Search Committee, establishing the conditions of confidentiality governing the test results and the ground rules predicate to my agreement to submit to the tests. I refer you to my letter dated May 23, 2008 and Mr. Carrott’s response dated May 30, 2008, in which he expressly acknowledged that the principles of confidentiality upon which we agreed “are all good practice and the right things to do.”

I am therefore sure you can appreciate my incredulity when, having already taken two of the proposed tests, the representative of Psychological Associates administering the tests presented me with a document styled “Assurance of Confidentiality”, requesting that I sign it before any further testing could proceed, as this was required by Psychological Associates’ “policy”.

Jennifer L. Sherman - Corporate Secretary
June 12, 2008

I politely advised her that my “policy” was not to sign any legal document until it had been vetted by my counsel, whereupon I arranged for it to be sent to counsel for review during which the testing process was halted by Psychological Associates. Indeed, at the risk of seeming presumptuous, if I were a member of the Search Committee, I would strongly consider rejecting any candidate for the position of CEO who signed such legal document without first seeking the advice of counsel. However, to be clear, I nonetheless offered to proceed with the testing program while this issue was resolved by counsel. This offer was rejected by Psychological Associates.

Upon review of the “Assurance of Confidentiality”, my counsel advised me not to sign, as it failed to incorporate the protections and safeguards which had been carefully negotiated and agreed with Cavoure.

I genuinely appreciate Jim Janning’s attempt to intercede with Psychological Associates so that the testing could continue while counsel resolved this matter, and his subsequent apology on behalf of the Board for the embarrassment this may have caused me and wasted time resulting from the refusal of Psychological Associates to administer the balance of the tests.

Although I understand that my counsel and counsel to Psychological Associates have now agreed on language to resolve this issue, it is unfortunately no longer relevant. Having rearranged my schedule with considerable difficulty to make myself available to take the full day battery of tests on June 10, my schedule for the rest of June is extremely tight and does not allow for a “make-up” date. I will of course do everything in my power to try to accommodate a meeting in Chicago with those members of the Board to whom I have not yet had the pleasure of being introduced so that they may evaluate me in person.

As the holder of almost 5% of the Company’s outstanding shares, I commend the Board to complete its CEO search in accordance with its publicly announced goal by the end of June. In doing so, I believe that the Board has more than sufficient information about me to evaluate my candidacy based upon my extensive public record of achievement, interviews with the Search Committee and rigorous background check, without the need for further psychological tests.

Let me assure you I remain committed to the process and reaffirm my interest in the position and my long term commitment to Federal Signal and its shareholders.

Very truly yours,

/s/ Warren B. Kanders

Warren B. Kanders

WBK/bdr

JAMES C. JANNING
Chairman of the Board

June 13, 2008

Via E-mail and Facsimile

Mr. Warren B. Kanders
Kanders & Company
One Landmark Square, 22nd Floor
Stamford, CT 06901

Dear Mr. Kanders:

I have received and reviewed your letter dated June 12, 2008. As you are aware, the Company has committed a significant amount of time and resources to identifying qualified candidates for the CEO position. The CEO Search Committee developed standard criteria for evaluating each of the candidates. An important component of this process is the testing performed by Psychological Associates. Therefore, if you want to continue to be considered for the position of CEO, please make arrangements to complete the testing on or before June 25, 2008. I have asked Psychological Associates to make every effort to accommodate your schedule within this time frame.

Thank you for your cooperation in this matter.

Very truly yours,

James C. Janning
Chairman of the Board

JCJ/bg

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

Warren B. Kanders
One Landmark Square - 22nd Floor
Stamford, Connecticut 06901
Tel.: (203) 552-9600
Fax: (203) 552-9607

June 17, 2008

Mr. James C. Janning
Chairman of the Board and
Acting Chief Executive Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

Dear Mr. Janning:

I was greatly disappointed in your letter of June 13, 2008. It’s tenor and substance - or lack thereof - would have been offensive even if sent to someone to whom you owed no duty - much less to someone who is ostensibly under serious consideration for the position of Chief Executive Officer and who owns almost 5% of the Company’s outstanding shares, having invested more than $30 million of his own finances - an investment which exceeds by more than 200% the aggregate ownership of the Company’s entire Board of Directors.

By failing to address any of the circumstances surrounding the debacle of the psychological testing program administered to me by Psychological Associates on June 10, 2008, as described in the my letter of June 12, 2008 (a copy of which is attached hereto), your letter could be construed by the Company’s shareholders as evidence of a scheme to corrupt the search process by placing insurmountable obstacles in the path of those candidates, however qualified, who are not favored by you.

Insisting that I again submit to the test program by June 25, when I have advised the Search Committee that my schedule does not allow me to devote another day to retake the psychological tests is not productive. As I told you and the representative of Psychological Associates administering the tests on June 10 and as I reiterated in my letter of June 12, I was willing to complete the testing program on June 10, without signing the “Assurance of Confidentiality” that was handed to me midway through the testing program, but my offer was refused. This is all the more disturbing since I had anticipated the confidentiality issue weeks before and, I thought, resolved it to our mutual satisfaction by the exchange of correspondence with Cavoure, the Company’s executive search firm, on May 23 and May 30, 2008.

Mr. James C. Janning
Chairman of the Board and Acting Chief Executive Officer
June 17, 2008

Viewed in the most favorable light, the failure of the Search Committee, and its agents, Cavoure and Psychological Associates to coordinate the administration of the testing program on the one day that you and the Search Committee knew I could make available for that purpose evidences an ineptitude that possibly explains why the Company’s total return to shareholders has declined more than 35% over the five years ended December 31, 2007, while the Russell 2000, the S & P Midcap 400 and the S & P Industrial indices have all increased by more than 200% over the same period.

If your letter sincerely reflects the importance the Board places on such psychological tests as a criteria for appointment as the Company’s Chief Executive Officer, the Board should publicly announce the date on which you took the same battery of psychological tests you are requiring me, and presumably all other candidates, to take and the weight the Board placed on the test results in naming you as acting CEO.

Absent such disclosure, shareholders having a more suspicious view of these events might believe that the public search process is merely intended to disguise a predetermined plan to appoint you as permanent CEO. I therefore suggest that to avoid the appearance that you are conflicted and may have a self-serving agenda, you issue a press release confirming that you are not a candidate to be named permanent CEO, and that should the Board request that you accept the position, you will decline. Further, in order to encourage the Search Committee and the Board to conclude the search process expeditiously, you should announce that you will resign as interim CEO effective August 1, 2008.

I would prefer to believe that the other members of the Search Committee and the full Board were unaware of your June 13 letter before it was sent. I therefore repeat my offer to meet with the full Board, or those members who have not had the opportunity to meet me previously, in Chicago or other mutually convenient location, so that they can evaluate me in person, both as a candidate for the position of Chief Executive Officer and as a nominee to serve on the Board of Directors. Alternatively, I invite the Board members to call me, at their convenience, either individually or collectively, to discuss my candidacy. Furthermore, in the interest of fairness, I believe that the Search Committee owes a duty of full disclosure to all candidates and should disclose that a 5% shareholder who believes he is eminently qualified, is interested in the CEO position.

I believe my philosophy of careful analysis, patience, perseverance and execution have been hallmarks of my success at other public companies in which I have made a significant investment, including Armor Holdings, Inc., a company four times the size of Federal Signal, and at which I have served as Chief Executive Officer and/or Chairman - a philosophy that will serve the interests of Federal Signal shareholders as well, whether the Board selects me as Chief Executive Officer or not.

Mr. James C. Janning
Chairman of the Board and Acting Chief Executive Officer
June 17, 2008

I believe I am entitled to and would appreciate receiving an appropriate response.

Very truly yours,

/s/ Warren B. Kanders
Warren B. Kanders

WBK/bdr

cc:	James E. Goodwin
Charles R. Campbell
John F. McCartney
Joseph R. Wright
Robert Gerrity
Robert Hamada
Paul Jones
Dennis Martin
Brenda Reichelderfer

JAMES C. JANNING
Chairman of the Board

June 20, 2008

VIA E-MAIL AND FACSIMILE
Mr. Warren B. Kanders
Kanders & Company
One Landmark Square – 22nd Floor
Stamford, Connecticut 06901

Dear Mr. Kanders:

I am writing in response to your letter dated June 17. I am surprised that you found my letter of June 13, 2008 offensive. It was simply an attempt to communicate clearly and concisely that Federal Signal, in its search for a new CEO, was committed to following the disciplined and scheduled screening process that had earlier been explained to you, and that to remain as a candidate in this process, you must comply with our schedule and requirements. The responsibility of the Board is to recruit the best possible new CEO for the benefit of all shareholders.

In your letter you refer to me as "Chairman of the Board and Acting Chief Executive Officer," and request that I announce that I will resign from the Interim CEO position on August 1. Since I am not the acting Chief Executive Officer, that will not be possible. Furthermore, I am not a candidate for the CEO position. I am the non-executive Chairman of the Board, a position I have held for four years.

James Goodwin is the Interim Chief Executive Officer. Mr. Goodwin, whom you have met, is an experienced public company CEO who has gained intimate knowledge of Federal Signal through service on our Board. Mr. Goodwin lives in Chicago and dedicates his full efforts to this temporary duty. It would be inappropriate for him to make the announcement you suggest at this time. In order to effectuate a smooth transition and address the day to day issues of the company, it is necessary, logical, and in the shareholders' best interest that Mr. Goodwin remain in the CEO position until a new CEO begins his or her job. Since the start date of the new CEO is currently unknown and is contingent upon a number of factors, it would be premature for Mr. Goodwin to announce at this time that he will resign from the position on August 1.

Additionally, there has been no "scheme to corrupt the search process." Psychological testing is a routine part of many executive search processes. All other candidates have completed this step and in doing so, executed the "Assurance of Confidentiality" acknowledgment.

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000

I understand from your June 12, 2008 letter that your lawyer has worked out any issues you had with this document. I appreciate that your schedule is full. However, we must insist that if you are to be a candidate for this position, you must comply with the same process as all other candidates. This includes the psychological testing. As we have indicated, we have requested that Psychological Associates work with you to accommodate your calendar by doing the testing remotely. To satisfy our schedule, that must be completed by June 25th. All final candidates will be interviewed by the Board of Directors.

Thank you.

Sincerely,

James C. Janning

cc: James E. Goodwin, Charles R. Campbell, Robert M. Gerrity, Robert S. Hamada, Paul W. Jones, Dennis J. Martin, John F. McCartney, Brenda Reichelderfer, Joseph R. Wright

Warren B. Kanders
One Landmark Square - 22nd Floor
Stamford, Connecticut 06901
Tel.: (203) 552-9600
Fax: (203) 552-9607

June 24, 2008

VIA FACSIMILE AND FEDERAL EXPRESS
Mr. James C. Janning
Chairman of the Board
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

Dear Mr. Janning:

In response to your letter of June 20, 2008, having served as Chairman of the Board and Chief Executive Officer of several public companies, I can assure you that I understand the importance of process and the Board’s responsibility to recruit the best possible new CEO for the benefit of all stockholders. However, I am sure you can appreciate why I believe that the process was tainted to unfairly prejudice my candidacy.

Although psychological testing may be a routine part of some executive search processes, it is surely not routine for a qualified candidate to be required to devote a second day to retake the psychological tests through no fault of the candidate. This is especially the case after the first one was interrupted midstream by the test administrator to require that I sign a hitherto unseen confidentiality agreement, after I had spent the time and effort to address confidentiality issues with Cavoure, the Company’s executive search firm, weeks before the scheduled test date. To make matters worse, this interruption occurred after I had rearranged my schedule with considerable difficulty to accommodate the Committee’s process, and after I offered to complete the testing program on the date originally scheduled. It has been the Search Committee and its agents who have deviated from the process - not me.

I believe that the Company and its stockholders will unfortunately lose significantly if the Board declines to consider my candidacy fairly based upon the considerable amount of information it already has, without requiring completion of the psychological tests. As I have expressed in my correspondence and in person to the Search Committee, I have a variety of ideas and recommendations for addressing the issues confronting the Company and extensive experience in implementing strategies designed to increase shareholder value.

Mr. James C. Janning
Chairman of the Board and Acting Chief Executive Officer
June 24, 2008

I hereby reaffirm my interest in the position and will do everything possible to try to accommodate a meeting in Chicago with those members of the Board whom I have not yet met so that they may evaluate me in person. However, if the Company and the Board determine that I am not the most qualified candidate, as a holder of approximately 5% of the outstanding Common Stock of the Company, I intend to closely monitor the performance of the Board and the new CEO in order to protect and enhance the value of my investment.

Very truly yours,

/s/ Warren B. Kanders

Warren B. Kanders

WBK/bdr

cc:	James E. Goodwin
Charles R. Campbell
John F. McCartney
Joseph R. Wright
Robert Gerrity
Robert Hamada
Paul Jones
Dennis Martin
Brenda Reichelderfer